Tri-Tech Holding Inc.
16 Floor of Tower B, Renji Plaza,
101 Jingshun Road, Chaoyang District
Beijing 100102 China
+86 (10) 5732 3666

November 4, 2011

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Tri-Tech Holding Inc.
Registration Statement on Form S-3, as amended
File No. 333-175860

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:          November 9, 2011
Requested Time:         4:30 PM Eastern Time

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tri-Tech Holding, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3, as amended (File No. 333-175860) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this acceleration request to our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

Trit-Tech Holding Inc.

By:	/s/ Warren Zhao
Name:	Warren Zhao
Title:	Chief Executive Officer